SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Colony Resorts LVH Acquisitions, LLC

(Name of Issuer)

Class A Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ben I. Adler, Esq.
Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 212-902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].

(continued on following pages)

SCHEDULE 13D
(Amendment No. 2)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WH/LVH Managers Voteco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 2 of 8 Pages)

SCHEDULE 13D
(Amendment No. 2)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven Angel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 3 of 8 Pages)

SCHEDULE 13D
(Amendment No. 2)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brahm Cramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 4 of 8 Pages)

SCHEDULE 13D
(Amendment No. 2)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 5 of 8 Pages)

     This Amendment No. 2 to statement on Schedule 13D (“Amendment No. 1”) is being filed jointly by WH/LVH Managers Voteco LLC (“Voteco”), Steven Angel (“Mr. Angel”), Brahm Cramer (“Mr. Cramer”) and Jonathan Langer (“Mr. Langer” and together with Voteco, Mr. Angel and Mr. Cramer, the “Reporting Persons”), and amends the original statement on Schedule 13D by Voteco, Mr. Cramer, Mr. Langer and Stuart M. Rothenberg (“Mr. Rothenberg”) filed on July 31, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 to statement on Schedule 13D filed on March 11, 2009 (“Amendment No. 1”) (the Original Schedule 13D as amended by Amendment No. 1, the “Schedule 13D”). This Amendment No. 2 relates to the class A voting membership units (“Class A Units”) of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the “Company”).

Item 2.	Identity and Background.

     Item 2(a) of the Schedule 13D is hereby deleted and replaced with the following:

     “(a) This statement is being filed jointly by WH/LVH Managers Voteco LLC (“Voteco”), Steven Angel (“Mr. Angel”), Brahm Cramer (“Mr. Cramer”) and Jonathan Langer (“Mr. Langer” and together with Voteco, Mr. Angel and Mr. Cramer, the “Reporting Persons”). Effective as of August 20, 2009, Messrs. Cramer, Langer and Angel are the managing members of Voteco and collectively hold all of the membership interests in Voteco. The Reporting Persons are making this joint filing pursuant to the agreement (the “Joint Filing Agreement”) attached hereto as Exhibit 11. The Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that such a group exists.”

      Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

      “(c) The principal business of Voteco is its investment in the Class A Units. Mr. Cramer’s principal occupation is co-head of the Real Estate Principal Investment Area (“REPIA”) of Goldman, Sachs & Co. (“Goldman Sachs”) and he is also a member of the Investment Committee of Whitehall Street Global Real Estate Limited Partnership 2001 (the “Street Fund”), Whitehall Parallel Global Real Estate Limited Partnership 2001 (the “Parallel Fund”) and Whitehall Street Global Real Estate Employee Fund 2001, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs. Mr. Langer’s principal occupation is head of U.S. acquisitions and global head of hospitality and gaming investing for REPIA of Goldman Sachs. Mr. Angel’s principal occupation is the ongoing oversight of REPIA’s gaming portfolio. Goldman Sachs, a New York limited partnership, is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS Group”) and a member of the New York Stock Exchange and other national exchanges. GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. The principal address of each Reporting Person is 85 Broad Street, New York, New York 10004.”

     Item 2(f) of the Schedule 13D is hereby deleted and replaced with the following:

     “(f) Voteco is a Delaware limited liability company, Messers. Langer and Angel are United States citizens and Mr. Cramer is a Canadian citizen.”

(Page 6 of 8 Pages)

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by inserting the following new paragraph before the last paragraph thereof:

      “On August 20, 2009, Mr. Rothenberg assigned to Mr. Angel 100% of Mr. Rothenberg’s membership interests in Voteco for no consideration pursuant to the agreement attached hereto as Exhibit 12.”

Item 5.	Interest in Securities of the Issuer.

     The first sentence of Item 5(b) of the Schedule 13D is hereby deleted and replaced with the following:

     “On August 20, 2009, Mr. Angel acquired 100% of Mr. Rothenberg’s membership interests in Voteco and, effective as of August 20, 2009, each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 0.6 Class A Units.”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

11	Joint Filing Agreement, dated August 24, 2009.

12	Assignment and Assumption of Limited Liability Company Interest in WH/LVH Managers Voteco LLC, dated December 18, 2008.

13	Power of Attorney, dated August 24, 2009, relating to Steven Angel.

(Page 7 of 8 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009

WH/LVH MANAGERS VOTECO LLC

/s/ Kevin P. Treanor
By:	Kevin P. Treanor
Title:	Attorney-in-fact

STEVEN ANGEL

/s/ Kevin P. Treanor
By:	Kevin P. Treanor
Title:	Attorney-in-fact

BRAHM CRAMER

/s/ Kevin P. Treanor
By:	Kevin P. Treanor
Title:	Attorney-in-fact

JONATHAN LANGER

/s/ Kevin P. Treanor
By:	Kevin P. Treanor
Title:	Attorney-in-fact

(Page 8 of 8 Pages)